EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Six Months Ended September 30,		Three Months Ended September 30,
	2005	2004	2005	2004
FINANCIAL STATEMENT PRESENTATION

BASIC

Weighted average shares outstanding	91,915	91,545	91,957	91,773

Net income	$52,238	$51,466	$54,889	$60,178

Net income per share	$0.57	$0.56	$0.60	$0.66

DILUTED

Weighted average shares outstanding	91,915	91,545	91,957	91,773

Net effect of dilutive stock options based on the treasury stock method using average market price	868	889	1,307	677

Total	92,783	92,434	93,264	92,450

Net income	$52,238	$51,466	$54,889	$60,178

Net income per share	$0.56	$0.56	$0.59	$0.65